200 Berkeley Street Boston, Massachusetts 02116 (617) 572-9197 Email: jchoodlet@jhancock.com

James C. Hoodlet

Vice President and Chief Counsel

July 13, 2021

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):

John Hancock Life Insurance Company (U.S.A.) Separate Account A

  “Accumulation Variable Universal Life 2021” (“AVUL 21”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-254210

John Hancock Life Insurance Company (U.S.A.) Separate Account A

  “Majestic Accumulation VUL 2021” (“MAVUL 21”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-254211

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company (U.S.A.) (the “Company”) and John Hancock Life Insurance Company Separate Account A (“Registrant”), we are providing the attached marked prospectuses for AVUL 21 and MAVUL 21, which reflect those edits we made to address the comments you conveyed to me during the telephone discussion on July 8, 2021.

As you will see, the edits made are largely consistent across AVUL 21 and MAVUL 21, except where differences in language were necessary based on substantive differences between the products, including to reflect that AVUL 21 only permits Base Face Amount at issue (with increasing Supplemental Face Amount permitted post-issue), whereas MAVUL 21 permits both Base Face Amount and Supplemental Face Amount at issue.

Please also note that upon further review we did not make changes in response to the following comments for the reasons set forth below:

1.	AVUL 21 - Periodic Charges Other Than Fund Operating Expenses, Footnotes (2) and (3)

We retained the sentence that reads “The rates vary by the sex, age, and risk classification at issue of the insured person” without updating it to include the phrase “and by the death benefit option elected at issue”

Sonny Oh, Esq.

because that phrase is only applicable to MAVUL 21. The rates for AVUL 21 do not vary by the death benefit option elected at issue.

2.	AVUL 21 & MAVUL 21 – Table of Variable Investment Accounts and Investment Subadvisers

We retained the third and fourth paragraphs of the language preceding the table of variable investment accounts without modification. Upon further review, the TOPS® ETF portfolios are addressed in the third paragraph that refers to the NLVT as a “series” type mutual fund (a mutual fund with multiple portfolios). The third paragraph also indicates that the TOPS® ETF portfolios of the NLVT receive investment advisory services from, and pay investment management fees to, ValMark Advisers, Inc. (who pays part of those fees to the portfolios’ subadviser). This existing disclosure already addresses the operation of the TOPS® portfolios, thus we did not modify the fourth paragraph, which is specific to the American portfolios.

3.	AVUL 21 & MAVUL 21 - Indexed Segment Interest Credit, Chart of Performance in Different Hypothetical Examples

We retained the reference to the 6.1% year 2 return for the Base Capped Two Year Indexed Account in the example where the hypothetical return was 3% in year 1 and 3% in year 2. This value is 6.1% (rather than 6%) because the 3% return in year 2 is applied to the value at the end of year 1, which is 103% of the value at the beginning of year 1. As a result, the 2-year growth rate is 6.1%.

Please also note that the Indexed Performance Charge footnoted in this table is included in the “Periodic Charges Other Than Fund Operating Expenses” Fee Table.

4.	AVUL 21 – Lapse and reinstatement, No-lapse Guarantee

We did not add the sentence copied below (which is included in the last paragraph of the referenced section in MAVUL 21) to AVUL 21 because it is not applicable. AVUL 21 does not permit Supplemental Face Amount at issue – it can only be added through scheduled or unscheduled increases after the first policy year. If Supplemental Face Amount is added post-issue, then the No-Lapse Guarantee Period for the Base Face Amount is reduced to the first 5 policy years, which is the same as the No-Lapse Guarantee Period for the Supplemental Face Amount. Thus, if the No-Lapse Guarantee Period for the Supplemental Face Amount has expired, it will have also expired for the Base Face Amount (since under this policy they will always be the same) making the scenario described below inapplicable.

If the No-Lapse Guarantee for the Supplemental Face Amount is no longer in effect, you make the required payment under (a) described above, and the payment under (a) is less than the payment calculated in (b) above, only the Base Face Amount will remain in effect, and any Supplemental Face Amount will terminate as of the end of the grace period. If you want to maintain both the Base Face Amount and the Supplemental Face Amount, you will need to make a payment that is at least equal to that described in (b) above.

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Sincerely,

/s/ James C. Hoodlet

Vice President and Chief Counsel